UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the Period Ended September 30, 2003

Commission File Number 333-99189

Intelsat, Ltd.
(Exact Name of Registrant as Specified in Its Charter)

North Tower, 2nd Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F   ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐          No  ☒

     If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTRODUCTION
FORWARD-LOOKING STATEMENTS
FINANCIAL INFORMATION
A. Condensed Consolidated Financial Statements and Notes
B. Operating and Financial Review and Prospects
EXHIBITS
SIGNATURES
Exhibit 1
Exhibit 2
Exhibit 3

INTRODUCTION

     References in this quarterly report to “we,” “us” and “our” refer to Intelsat, Ltd. and, unless the context requires otherwise, to its subsidiaries. Intelsat, Ltd. is a limited liability company incorporated under the laws of Bermuda. Our address is North Tower, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, and our telephone number is (441) 294-1650.

     We are the successor entity to the International Telecommunications Satellite Organization, formerly known as INTELSAT and referred to as the IGO, which was created on an interim basis in 1964 in order to establish and operate a global satellite system. The IGO was formally established in 1973 once the international treaty creating the IGO was signed by the required number of member governments and entered into force. On July 18, 2001, the IGO privatized by transferring substantially all of its assets, liabilities, rights, obligations and operations to Intelsat, Ltd. and its wholly owned subsidiaries.

     Unless otherwise indicated, all references to “dollars” and “$” in this quarterly report are to, and all monetary amounts in this report are presented in, U.S. dollars. Unless otherwise indicated, the financial information contained in this quarterly report has been prepared in accordance with accounting principles generally accepted in the United States. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

FORWARD-LOOKING STATEMENTS

     Some of the statements in this quarterly report constitute forward-looking statements that do not directly or exclusively relate to historical facts. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements.

     When used in this quarterly report, the words “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements. Examples of the forward-looking statements made in this report include, but are not limited to, statements regarding the following: statements about our expectations regarding the proposed acquisition of satellites and other related assets from Loral Space & Communications Corporation and certain of its affiliates and the bankruptcy sale process as described in this quarterly report; our expectation that the proposed Loral transaction, if completed, will positively impact our revenue; our belief that the proposed Loral transaction, if completed, would increase our operating expenses; our expectation that our net income may decrease in the future if the proposed Loral transaction is completed; our expectation that our capital expenditures will increase if the proposed Loral transaction is completed; our expectation that we will finance the purchase price of the assets to be acquired by incurring additional indebtedness; our expectation that, if the proposed Loral transaction is completed, our most significant liquidity requirements will arise in connection with the transaction; our expectation that we will establish a new credit facility; our expected capital expenditures in 2003; our expectation that our most significant cash outlay in 2003 will be for funding of our 10-02 satellite; our expectation that a majority of our revenue in 2003 will be generated from existing customer service contracts; our expectation that our shareholders will account for a smaller percentage of our revenue in 2003 than they accounted for in 2002.

     The forward-looking statements made in this report reflect our intentions, plans, expectations, assumptions and beliefs about future events. These forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in Item 3.D — “Risk Factors” of our annual report on Form 20-F for the fiscal year ended December 31, 2002 on file with the Securities and Exchange Commission.

      In addition to the occurrence of any of these risk factors, other factors that may cause results or developments to differ materially from the forward-looking statements made in this report include, but are not limited to:

•	the quality and price of comparable communications services offered or to be offered by our competitors;

•	the perceptions of our business, operations and financial condition and the industry in which we operate by the financial community and ratings agencies;

•	political, economic and legal conditions in the markets we are targeting for communications services or in which we operate; and

•	other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

      In connection with the proposed acquisition of satellites and other related assets from Loral Space & Communications Corporation and certain of its affiliates as described in this quarterly report, factors that may cause results or developments to differ materially from the forward-looking statements made in this report include, but are not limited to:

•	the failure to complete the proposed transaction or the need to modify aspects of the proposed transaction in order to obtain regulatory approvals;

•	our inability to obtain sufficient funds on reasonable and acceptable terms in order to complete the proposed transaction;

•	the possibility that a third party may file an appeal of the bankruptcy court’s order approving the sale of the assets to us;

•	a change in the health of, or a catastrophic loss during the in-orbit operations of, the satellites to be acquired;

•	the failure to achieve our strategic objectives for the proposed transaction; and

•	the possibility that the purchase price for the assets to be acquired may be adjusted upward.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this report and are urged to view all forward-looking statements made in this report with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FINANCIAL INFORMATION

A.     CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2002	2003
		(unaudited)

	(in thousands, except
	share and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$9,466	$139,043
Receivables, net of allowance of $28,100 and $34,921, respectively	265,781	218,949
Deferred income taxes	5,679	5,679

Total current assets	280,926	363,671
Satellites and other property and equipment, net	3,478,055	3,310,080
Goodwill and other intangible assets	84,261	84,855
Deferred income taxes	29,260	20,650
Investment in affiliate	—	57,308
Other assets	92,930	101,701

Total assets	$3,965,432	$3,938,265

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Commercial paper	$43,978	$—
Accounts payable and accrued liabilities	219,344	193,555
Deferred satellite performance incentives	19,459	7,962
Deferred revenue	18,252	31,113
Capital lease obligations	6,618	5,254

Total current liabilities	307,651	237,884
Long-term debt, net of current portion	1,257,870	1,267,834
Deferred satellite performance incentives, net of current portion	125,161	46,540
Deferred revenue, net of current portion	8,052	7,114
Due to Teleglobe Inc.	19,780	4,436
Accrued retirement benefits	96,684	40,007

Total liabilities	1,815,198	1,603,815

Minority interest in consolidated affiliate	—	16,243
Commitments and contingencies
Shareholders’ equity:
Preference shares, $3.00 par value, 2,500,000 shares authorized, no shares issued or outstanding	—	—
Ordinary shares, $3.00 par value, 216,666,666 2/3 shares authorized, 166,666,755 shares issued	500,000	500,000
Paid-in capital	1,301,886	1,301,886
Retained earnings	468,080	623,139
Accumulated other comprehensive loss — minimum pension liability, net of tax benefit of $8,610	(12,914)	—
Ordinary shares purchased by subsidiary, 6,284,635 shares	(106,818)	(106,818)

Total shareholders’ equity	2,150,234	2,318,207

Total liabilities and shareholders’ equity	$3,965,432	$3,938,265

See accompanying notes to condensed consolidated financial statements.

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2002	2003	2002	2003

	(in thousands, except share and per share amounts)
Telecommunications revenue	$246,643	$237,193	$751,865	$720,613

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	27,304	33,185	84,004	102,656
Selling, general and administrative	18,480	35,317	90,277	93,073
Depreciation and amortization	89,152	101,115	266,365	300,314
Intelsat 10-01 termination costs	—	(3,000)	—	(3,000)
Restructuring costs	—	(837)	—	(837)

Total operating expenses	134,936	165,780	440,646	492,206

Income from operations	111,707	71,413	311,219	228,407
Interest expense, net	(16,415)	(22,320)	(34,751)	(66,368)
Other income (expense)	(568)	5,037	2,484	15,764

Income before income taxes	94,724	54,130	278,952	177,803
Provision for income taxes	12,314	5,759	36,264	22,744

Net income	$82,410	$48,371	$242,688	$155,059

Basic and diluted net income per ordinary share	$0.50	$0.30	$1.46	$0.97

Basic and diluted weighted average ordinary shares outstanding	165,915,331	160,382,120	165,826,048	160,382,120

See accompanying notes to condensed consolidated financial statements.

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine Months Ended
	September 30,

	2002	2003

	(in thousands)
Cash flows from operating activities:
Net income	$242,688	$155,059
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	266,365	300,314
Intelsat 10-01 contract termination costs	—	(3,000)
Provision for doubtful accounts	3,762	7,351
Foreign currency transaction loss	4,014	472
Minority interest in consolidated affiliate	—	(910)
Equity in losses of affiliate	—	692
Amortization of bond discount and issuance costs	306	899
Decrease in amount due to Teleglobe Inc.	—	(15,344)
Changes in operating assets and liabilities, net of effects of investment in consolidated affiliate:
Receivables	(6,159)	41,194
Other assets	1,885	(3,842)
Accounts payable and accrued liabilities	(8,131)	(27,157)
Deferred revenue	(195)	11,923
Accrued retirement benefits	3,725	(35,153)

Net cash provided by operating activities	508,260	432,498

Cash flows from investing activities:
Payments for satellites and other property and equipment	(476,637)	(148,168)
Investment in and advances to affiliate	—	(58,000)
Deposit on asset acquisition	(5,250)	—
Cash acquired from investment in consolidated affiliate	—	17,932

Net cash used in investing activities	(481,887)	(188,236)

Cash flows from financing activities:
Repayments of commercial paper borrowings, net	(310,122)	(43,978)
Repayments of long-term debt	(200,000)	—
Proceeds from bond issuance	595,788	—
Bond issuance costs	(7,621)	—
Payment to shareholders	(2,035)	—
Purchase of ordinary shares by subsidiary	(65,000)	—
Principal payments on deferred satellite performance incentives	(14,688)	(63,726)
Principal payments on capital lease obligations	(4,974)	(6,509)

Net cash used in financing activities	(8,652)	(114,213)

Effect of exchange rate changes on cash	(4,610)	(472)

Net increase in cash and cash equivalents	13,111	129,577
Cash and cash equivalents, beginning of period	2,699	9,466

Cash and cash equivalents, end of period	$15,810	$139,043

Supplemental cash flow information:
Interest paid, net of amount capitalized	$6,333	$53,653
Income taxes paid	$23,027	$2,124
Supplemental disclosure of non-cash investing and financing activities:
Capitalization of deferred satellite performance incentives	$46,640	$10,063
Net liabilities assumed in investment in consolidated affiliate, net of cash	$—	$1,373
Minority interest in consolidated affiliate at the date of acquisition	$—	$17,153
Net asset reduction on extinguishment of deferred satellite performance incentive liability	$—	$36,455
Receivables recovered in purchase of ordinary shares by subsidiary	$15,958	$—
Obligation to Teleglobe Inc. arising in consideration of ordinary share purchase	$25,860	$—

See accompanying notes to condensed consolidated financial statements.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands, except percentages and share and per share amounts)

Note 1 Basis of presentation

      The unaudited condensed consolidated financial statements of Intelsat, Ltd. and its subsidiaries have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of these financial statements. Certain prior period amounts have been reclassified to conform to the current year’s presentation. The results of operations for the periods presented are not necessarily indicative of operating results for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Intelsat, Ltd.’s annual report on Form 20-F for the fiscal year ended December 31, 2002 (“Intelsat’s Form 20-F”) on file with the Securities and Exchange Commission. References to “Intelsat” or the “Company” herein refer to Intelsat, Ltd. and, unless the context requires otherwise, to its subsidiaries.

Note 2 Stock-based compensation

      The Company has a stock-based employee compensation plan, which is described more fully in Note 9 to the consolidated financial statements included in Intelsat’s Form 20-F. As permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, the Company uses the intrinsic method of measuring and recognizing employee stock-based transactions under Accounting Principles Board Opinion No. 25. Consequently, as all options granted under the Company’s plan had an exercise price equal to the estimated fair value of the underlying ordinary shares on the date of grant, no stock-based employee compensation cost is reflected in net income.

      The following table illustrates the effect on net income and earnings per share for the three and nine months ended September 30, 2002 and 2003 if compensation expense had been determined based on the estimated fair value of the options at their grant dates consistent with the fair value based method of accounting under SFAS No. 123.

	Three Months
	Ended		Nine Months Ended
	September 30,		September 30,

	2002	2003	2002	2003

Net income, as reported	$82,410	$48,371	$242,688	$155,059
Deduct:
Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(626)	(862)	(1,910)	(2,088)

Pro forma net income	$81,784	$47,509	$240,778	$152,971

Earnings per share:
Basic and diluted-as reported	$0.50	$0.30	$1.46	$0.97

Basic and diluted-pro-forma	$0.49	$0.30	$1.45	$0.95

Note 3	Extinguishment of portion of deferred satellite performance incentive liability

      On June 26, 2003, Intelsat LLC entered into amendments to its satellite construction agreements with Space Systems/ Loral, Inc. (“SS/L”), pursuant to which Intelsat extinguished a portion of its liability to SS/L to make satellite performance incentive payments for the Intelsat VII/VIIA and IX series satellites manufactured by SS/L

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

(in thousands, except percentages and share and per share amounts)

in exchange for a total cash payment of $60,000. Intelsat’s obligation to pay the portions of these incentive payments that are payable by SS/L to its subcontractors has not been extinguished, and Intelsat will continue to be required to make payments as due with respect to these portions.

      The amendments provide for SS/L to remain liable under its satellite construction agreements with Intelsat LLC for amounts that may become due in connection with SS/L’s failure to provide satellite anomaly support as requested by Intelsat or in connection with other specified matters. As security for SS/L’s obligation to pay any such amounts that become due, $5,000 of the $60,000 cash payment is being held in escrow, and SS/L is obligated to maintain a minimum balance of $5,000 in the escrow account until the orbital design lives of all of the Intelsat VII/VIIA and IX series satellites have ended. Other than with respect to the specified situations in which SS/L remains liable, Intelsat has no further financial recourse to SS/L under the terms of the amended satellite construction agreements.

      On June 30, 2003, Intelsat paid $53,351 of the $60,000 cash payment due in connection with the amendments to the satellite construction agreements. At the time that this payment was made, Intelsat recorded a $95,051 reduction in its total satellite performance incentive payment liability, a $36,455 net reduction in the cost of its satellites and other property and equipment and a $1,404 reduction in accrued interest. In July 2003, Intelsat paid the $6,649 remaining to be paid of the $60,000 total cash payment.

      The accounting treatment reflects the renegotiation of a contract pursuant to which a portion of Intelsat’s existing satellite performance incentive liability was extinguished, the portion of the Company’s satellite costs that was attributable to these performance incentives was written off and the amount of the Company’s payment was treated as the renegotiated value of these performance incentives and capitalized as part of the cost of the satellites.

Note 4 Investment in affiliate

      On December 9, 2002, Intelsat entered into agreements with WildBlue Communications, Inc. (“WildBlue”) to acquire a minority stake in WildBlue for a purchase price of $58,000. The transaction closed on April 21, 2003, following the receipt of regulatory approvals and the satisfaction of other closing conditions.

      At the closing of the transaction, the Company contributed $56,513 in cash to WildBlue. This amount represented the $58,000 total purchase price for the Company’s investment in WildBlue net of a loan receivable for interim funding to WildBlue, plus accrued interest, and net of certain expenses incurred by Intelsat that were reimbursable by WildBlue. Intelsat applies the equity method to account for its investment in WildBlue. Therefore, Intelsat’s share in the losses of WildBlue, which were not significant to the Company’s consolidated results of operations for the three and nine months ended September 30, 2003, are included in other income, net in Intelsat’s consolidated statements of operations. Intelsat’s consolidated balance sheet at September 30, 2003 reflects the investment in WildBlue and the Company’s share of the results of operations of WildBlue from the date of Intelsat’s initial investment through September 30, 2003 as an investment in affiliate.

Note 5 Investment in consolidated affiliate

      On February 20, 2003, Intelsat Hong Kong LLC (“Intelsat Hong Kong”) entered into a subscription and shareholders agreement with TVB Satellite TV Holdings Limited (“TVB Holdings”) and Galaxy Satellite TV Holdings Limited (“Galaxy Holdings”), pursuant to which Intelsat Hong Kong agreed to contribute a total consideration valued at $542,000 in Hong Kong dollars (“HK$”), or approximately $70,000 in U.S. dollars, to acquire a 51% stake in Galaxy Holdings. In connection with the agreement, Galaxy Holdings acquired the outstanding shares of Galaxy Satellite Broadcasting Limited (“Galaxy”), which holds licenses to provide pay television and teleport services in Hong Kong. TVB Holdings holds the remaining 49% stake in Galaxy Holdings.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

(in thousands, except percentages and share and per share amounts)

      Intelsat Hong Kong’s total contribution of HK$542,000 is comprised of HK$413,300 in cash, payable in installments in 2003, 2004 and 2005, and HK$128,700 in kind in the form of satellite capacity to be provided to Galaxy. TVB Holdings agreed to contribute a total consideration valued at HK$520,750, consisting of HK$196,600 in cash, payable in installments in 2003, 2004 and 2005, and HK$324,150 in kind in the form of programming to be provided to Galaxy by Television Broadcasts Limited, which is the parent company of TVB Holdings. In February 2003, Intelsat Hong Kong and TVB Holdings each made its required 2003 cash contribution. For Intelsat Hong Kong, this cash contribution was HK$173,900, or approximately U.S.$22,311. Under the agreement, if the board of directors of Galaxy Holdings determines that the aggregate amount of the cash contributions made by Intelsat Hong Kong and TVB Holdings in 2003, 2004 and 2005 as set forth above is insufficient to fund Galaxy’s start-up and initial operational costs, then Intelsat Hong Kong and TVB Holdings are required to make additional cash contributions up to an aggregate of HK$170,100. The amount of any such contributions that Intelsat Hong Kong and TVB Holdings would be required to make would be based on their percentage ownership interests in Galaxy Holdings at the time of the contributions.

      Intelsat’s condensed consolidated financial statements reflect the investment in Galaxy Holdings as an investment in consolidated affiliate. Consequently, Intelsat’s condensed consolidated financial statements include the assets and liabilities of Galaxy Holdings and Galaxy as of September 30, 2003, as well as the results of operations of Galaxy Holdings and Galaxy from the date of Intelsat’s initial investment in Galaxy Holdings through September 30, 2003. The results of operations of Galaxy Holdings and Galaxy were not significant to the Company’s consolidated results of operations for the three and nine months ended September 30, 2003. TVB Holdings’ interest in the net assets of Galaxy Holdings and Galaxy as of September 30, 2003 is reflected in the condensed consolidated financial statements as a minority interest in consolidated affiliate. Intelsat reflects the minority interest’s share of losses as a component of other income in its condensed consolidated financial statements because of TVB Holdings’ commitment to make additional contributions to Galaxy Holdings, as described above. The amount of the minority interest’s share of losses is insignificant to Intelsat’s results of operations for all periods presented.

      The pro forma results of operations for Intelsat’s investment in Galaxy Holdings, had the investment occurred at the beginning of 2002 or 2003, are not significant, and accordingly have not been provided.

Note 6 Receivables

      Receivables were comprised of the following:

	December 31,	September 30,
	2002	2003

Satellite utilization charges:
Unbilled	$121,293	$93,210
Billed	106,136	140,865
Other	66,452	19,795
Allowance for doubtful accounts	(28,100)	(34,921)

Total	$265,781	$218,949

      Other receivables as of December 31, 2002 included $47,828 due from EADS Astrium as a result of the Company’s decision to terminate its order for the Intelsat 10-01 satellite due to EADS Astrium’s significant postponement in the delivery date of the satellite. The amount due from EADS Astrium was collected during the nine months ended September 30, 2003.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 7 Satellites and other property and equipment

      Satellites and other property and equipment were comprised of the following:

	December 31,	September 30,
	2002	2003

Satellites, launch vehicles and launch services	$6,820,485	$6,742,166
Information systems and ground segment	598,248	661,930
Washington, D.C. building and other	197,704	218,529

Total cost	7,616,437	7,622,625
Less accumulated depreciation and amortization	(4,138,382)	(4,312,545)

Total	$3,478,055	$3,310,080

      Satellites and other property and equipment as of December 31, 2002 and September 30, 2003 included construction-in-progress balances of $359,009 and $202,171, respectively. These amounts related primarily to satellites under construction and related launch services. Interest costs of $52,405 were capitalized during the year ended December 31, 2002. Interest costs of $14,033 were capitalized during the nine months ended September 30, 2003.

Note 8 Satellite developments

      On February 15, 2003, Intelsat launched the 907 satellite, the last satellite to be deployed in the Intelsat IX series. The 907 satellite became operational during March 2003. An additional satellite, the Intelsat 10-02, is under construction and is expected to be launched in early 2004.

Note 9 Insurance

      Intelsat has obtained insurance coverage for possible losses that may occur during the launch of its satellites and in subsequent periods of in-orbit operations. At September 30, 2003, Intelsat had insurance covering the in-orbit operations of 10 of its 23 satellites. Nine of the satellites, the Intelsat 707, 802, 805, 901, 902, 903, 904, 905 and 906 satellites, were covered by an insurance policy that will expire on November 9, 2003. Under the terms of this policy, Intelsat co-insures $100,000 of the net book value of each satellite, and the insurers cover the balance of the net book value of each satellite, excluding capitalized performance incentives relating to the satellites. At renewal of this policy, Intelsat plans to increase the co-insurance amount to $150,000 of the net book value of each satellite covered by the new policy. One additional satellite, the Intelsat 907 satellite, is covered under a policy that covers the launch and first year of in-orbit operations for the Intelsat IX series satellites. This insurance is in an amount approximately equal to the net book value of each satellite, excluding capitalized performance incentives relating to the satellites, and does not have a co-insurance requirement. On October 1, 2003, the 802 satellite ceased to be covered by the insurance policy expiring on November 9, 2003 noted above because the satellite’s net book value fell below the $100,000 co-insurance amount.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 10 Long-term debt and other financing arrangements

      The carrying amounts of long-term debt were as follows:

	December 31,	September 30,
	2002	2003

Commercial paper	$43,978	$—
Dragon bond 6.625% Notes due March 22, 2004	200,000	200,000
Eurobond 8.375% Notes due October 14, 2004	200,000	200,000
Eurobond 8.125% Notes due February 28, 2005	200,000	200,000
7.625% Senior Notes due April 15, 2012	600,000	600,000
Discount, net of amortization, on the 7.625% Senior Notes due April 15, 2012	(4,007)	(3,779)
Note payable to Lockheed Martin Corporation, 7%, payable in annual installments of $5,000, beginning January 1, 2007	20,000	20,000
Note payable to TVB Holdings, 8%, $6,598 and $8,284 payable in 2007 and 2008, respectively	—	14,882
Capital lease obligations	48,495	41,985

Total long-term debt	$1,308,466	$1,273,088

Less:
Commercial paper	43,978	—
Current portion of capital lease obligations	6,618	5,254

Total current portion	$50,596	$5,254

Total long-term debt, excluding current portion	$1,257,870	$1,267,834

      To support Intelsat’s commercial paper program and to provide funding for general corporate purposes, the Company has in place a $500,000 unsecured three-year revolving credit facility, which the Company entered into on March 21, 2002 with a group of financial institutions. At Intelsat’s option, borrowings under the three-year facility will bear interest either at the banks’ base rate or at the Eurodollar rate plus an applicable margin. Under the terms of the credit agreement, Intelsat is required to satisfy certain financial and operating covenants, including an interest coverage ratio and a ratio of debt to EBITDA (as defined in the credit agreement). As of September 30, 2003, Intelsat was in compliance with these covenants and there were no borrowings outstanding under the agreement.

      Intelsat’s policy is to classify obligations as long-term debt if Intelsat has the ability and the intent to maintain these obligations for longer than one year. Intelsat’s $200,000 principal amount of Dragon bond 6.625% Notes due in March 2004 are classified as long term because of the Company’s ability and intent to refinance these notes either as part of the financing associated with the proposed acquisition of satellites and related assets from Loral Space & Communications Corporation and its affiliates described in Note 20 below or through borrowings under the Company’s existing three-year unsecured revolving credit facility described above.

      As described in Note 5 above, Intelsat’s consolidated balance sheet includes Galaxy’s assets and liabilities as of September 30, 2003. The note payable to TVB Holdings for $14,882 is a note payable by Galaxy.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 11 Due to Teleglobe Inc.

      On September 20, 2002, Intelsat Global Sales & Marketing Ltd. (“Intelsat Global Sales”) acquired Teleglobe Inc.’s shares in Intelsat, Ltd. Pursuant to the share purchase agreement and a related escrow agreement, Teleglobe Inc. retained specified limited rights with respect to the shares acquired by Intelsat Global Sales. Teleglobe Inc.’s interest in the shares is deemed to be a free-standing derivative in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. As a result, the Company recorded an obligation to Teleglobe Inc. on September 20, 2002 of $25,860, which reflected the estimated fair value of this derivative on that date. On December 31, 2002, the Company reduced its obligation to Teleglobe Inc. to $19,780 based on a valuation of the derivative on that date. At September 30, 2003, the Company reduced its obligation to Teleglobe Inc. to $4,436 based on a valuation of the derivative on that date, and recorded $4,897 as other income during the three months ended September 30, 2003. For the nine months ended September 30, 2003 the net effect of changes in the value of the derivative resulted in other income of $15,344. Refer to Note 16(b) to the consolidated financial statements included in Intelsat’s Form 20-F for additional information regarding the share purchase transaction with Teleglobe Inc.

Note 12 Pension contribution

      To improve the funded position of Intelsat’s defined benefit retirement plan, Intelsat contributed $30,000 to the plan in June 2003 and an additional $10,000 to the plan in September 2003. These cash contributions were reflected as a reduction in accrued retirement benefits in the accompanying consolidated balance sheet at September 30, 2003. As a result of the $40,000 in cash contributions to the plan, the fair value of the plan’s assets exceeded its estimated accumulated benefit obligation by approximately $1,700 at September 30, 2003. As a result, the additional minimum pension liability of $21,524, or $12,914 after tax, was reversed as of September 30, 2003.

Note 13 Income per ordinary share

      Basic net income per ordinary share includes no dilution and is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Diluted net income per ordinary share includes potential dilution that could occur if securities convertible into ordinary shares or other contracts for the issuance of ordinary shares were exercised or converted into ordinary shares. Basic and diluted net income per ordinary share are identical for all periods presented as the effect of share options outstanding during these periods was antidilutive.

Note 14 Business segment and geographic information

      Intelsat operates in a single industry segment, in which it provides satellite services to its telecommunications customers around the world.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

(in thousands, except percentages and share and per share amounts)

      The geographic distribution of Intelsat’s revenue was as follows:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2002	2003	2002	2003

North America and Caribbean	26%	28%	26%	28%
Europe	27%	24%	27%	24%
Asia Pacific	16%	16%	17%	17%
Sub-Saharan Africa	12%	14%	11%	13%
Latin America	12%	12%	12%	12%
Middle East and North Africa	6%	7%	6%	7%

      Revenue by region is based on the locations of customers to which services are billed. Revenue from one of Intelsat’s customers has been reclassified from the Europe region to the North America and Caribbean region for all periods presented to reflect the location to which services are billed.

      Intelsat’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of Intelsat’s remaining assets, substantially all are located in the United States.

Note 15 New accounting pronouncements

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement requires an entity to recognize the fair value of an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement is incurred, the liability should be recognized when a reasonable estimate of fair value can be made. This new standard became effective during the first quarter of 2003. The adoption of SFAS No. 143 did not have a material impact on Intelsat’s results of operations or financial position.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 nullifies previous guidance on this issue and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured at its fair value in the period in which the liability is incurred. The provisions of this statement relating to exit or disposal activities are effective for activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on Intelsat’s results of operations or financial position.

      In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on Intelsat’s results of operations or financial position.

      In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

(in thousands, except percentages and share and per share amounts)

No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have an impact on Intelsat’s results of operations or financial position as of September 30, 2003. However, it could impact future revenue arrangements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure requirements became effective during the first quarter of 2003 and are reflected in these notes to the Company’s condensed consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of each such entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Subject to certain conditions being met, the provisions of FIN 46 need not be applied until the end of the first interim or annual period ending after December 15, 2003. Management is evaluating the impact that the adoption of FIN 46 will have on Intelsat’s results of operations and financial position.

      In April 2003, the FASB issued SFAS No. 149, Amendment to Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The adoption on April 1, 2003 of the components of SFAS No. 149 addressing SFAS No. 133 implementation issues that have been effective for fiscal quarters beginning prior to June 15, 2003 did not have a material impact on the Company’s results of operations or financial position. The adoption of the remaining components of SFAS No. 149 did not have a material impact on Intelsat’s results of operations or financial position.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how certain free-standing financial instruments with characteristics of both liabilities and equity are classified and measured. Financial instruments within the scope of SFAS No. 150 are required to be recorded as liabilities (or assets in certain circumstances) that may require reclassification of amounts previously reported in equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The cumulative effect of a change in accounting principle should be reported for financial instruments created before the issuance of this statement and still existing at the beginning of the period of adoption. The adoption of SFAS No. 150 did not have an impact on Intelsat’s results of operations or financial position.

Note 16 Litigation

      The Company is subject to litigation in the normal course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on the Company’s financial position or results of operations.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 17 COMSAT World Systems acquisition

      The asset purchase agreement entered into in connection with Intelsat’s acquisition of most of the assets and certain liabilities of COMSAT Corporation’s World Systems business unit and COMSAT Digital Teleport, Inc. provides for the transaction purchase price to be finalized upon agreement between Intelsat and Lockheed Martin Corporation on the amounts reflected in the transaction’s closing balance sheet. Management expects to reach an agreement with Lockheed Martin Corporation during the fourth quarter of 2003.

Note 18 Restructuring costs

      In December 2002, Intelsat reduced the size of its workforce by 130 employees, or approximately 12%, reflecting efforts to further streamline operations in response to market and industry conditions. As a result of the workforce reduction, severance costs of $5,522 were incurred in 2002. At December 31, 2002, accrued restructuring costs of $4,624 were included in accounts payable and accrued liabilities were reflected in the accompanying consolidated balance sheet. Due to a change in estimate of the restructuring costs accrued during 2002, the Company reversed $837 during the three months ended September 30, 2003. All costs were substantially paid by the end of the second quarter of 2003.

Note 19 Termination of Intelsat’s order for the Intelsat 10-01 satellite

      In November 2002, Intelsat terminated its order for the Intelsat 10-01 satellite, due to the manufacturer’s significant postponement in the delivery date of the satellite. As a result of this termination, Intelsat recorded a non-recurring charge to its consolidated statement of operations of $34,358, representing the write-off of, among other things, launch vehicle costs. In connection with its decision to terminate its order for the 10-01 satellite, Intelsat agreed with one of its launch vehicle providers, Sea Launch Company LLC (“Sea Launch”), to treat most of the payments made for the launch vehicle as a credit for a future launch. Intelsat’s agreement with Sea Launch provided that this credit would decrease over time until Intelsat or another entity placed an order for a future launch with Sea Launch. Based on Intelsat’s estimate of when it might place such an order, Intelsat recorded a deposit of the minimum possible credit under its agreement with Sea Launch, net of certain expenses, of $23,150. At the same time, Intelsat recorded a charge to its consolidated statement of operations equal to the amount of the difference between the minimum and maximum possible credits under the agreement with Sea Launch. During the three months ended September 30, 2003, Intelsat was notified by Sea Launch that another entity had placed a launch order and therefore that the credit to which Intelsat is entitled under the agreement with Sea Launch would not be subject to further reduction. Because Intelsat’s credit with Sea Launch had been fixed at an amount greater than the expected credit based on which Intelsat recorded the $23,150 deposit, Intelsat was able for the three and nine months ended September 30, 2003 to reverse $3,000 of the $34,358 charge recorded for the year ended December 31, 2002.

Note 20 Subsequent event

Agreement to purchase the North American satellite assets of Loral Space & Communications Corporation

      On July 15, 2003, Intelsat, Ltd. and Intelsat (Bermuda), Ltd. entered into an asset purchase agreement with Loral Space & Communications Corporation and certain of its affiliates (together, the “Sellers”) to acquire certain of the Sellers’ satellites and related assets. Under the asset purchase agreement, as amended, the base purchase price of the assets to be acquired is $1,025,000, subject to specified pre- and post-closing adjustments. The assets to be acquired include four in-orbit satellites, one satellite under construction, the rights to orbital locations and various assets relating to the satellites and the business that the Sellers conduct on the satellites, including customer contracts. In addition, Intelsat has agreed to assume certain liabilities of the Sellers relating to the assets to be acquired. Under the terms of the asset purchase agreement, Intelsat had also agreed to acquire the Telstar 4 satellite, which suffered a total loss in September 2003. In October 2003, Intelsat and the Sellers

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

(in thousands, except percentages and share and per share amounts)

amended the asset purchase agreement to provide that Intelsat will not acquire ownership of Telstar 4. The Sellers have announced that the Telstar 4 satellite was insured for $141,000, and Intelsat understands that the Sellers have filed an insurance claim for that amount. Under the asset purchase agreement, the purchase price for the assets to be acquired from the Sellers would be reduced by the amount of any insurance proceeds, net of specified warranty payments to customers, that the Sellers receive prior to the completion of the proposed Loral transaction, and Intelsat would be entitled to any insurance proceeds received after completion of the transaction. Because the Sellers have filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, the Company expects the acquisition to occur in a sale process authorized under Section 363(b) of the Bankruptcy Code. The Company expects to finance the purchase price of the assets to be acquired by incurring additional indebtedness.

      The closing of the proposed Loral transaction is subject to the satisfaction or waiver of several conditions, including the receipt or maintenance of Federal Communications Commission and other governmental approvals and the existence, for a period or as of a date prior to the closing, of specified amounts of recurring revenues and backlog relating to the assets to be acquired.

      Pursuant to the asset purchase agreement, the Company has agreed, upon the closing of the acquisition, to enter into a procurement agreement with SS/L, an affiliate of the Sellers, for a new satellite to be launched into one of the Company’s existing orbital locations. The Company has agreed to make a deposit of $100,000 as prepayment for a portion of the purchase price of the new satellite, provided that SS/L’s obligations under the procurement agreement have been secured by SS/L’s and its affiliates’ interest in a satellite and related collateral that are not included in the Sellers’ assets proposed to be acquired by the Company. In addition, pursuant to the asset purchase agreement the parties have entered into or will enter into a number of other agreements relating to the assets to be acquired, including agreements relating to the provision of transition services by the Sellers for a specified period of time both prior to and after the closing.

B. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read together with our unaudited condensed consolidated financial statements and accompanying notes. See “Forward-Looking Statements” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.

Overview

      We are a leading provider of satellite communications services worldwide, supplying voice, data, video and wholesale Internet connectivity in over 200 countries and territories. Our communications network includes 23 satellites in orbit, leased capacity on 2 additional satellites owned by strategic partners in the Asia-Pacific region and ground facilities related to the operation and control of our satellites. Our network also includes ground network assets consisting of teleports, points of presence and fiber connectivity in locations around the world that we are using to provide integrated end-to-end services. We are a Bermuda holding company and conduct our operations through our sales, service and license subsidiaries, supported by our regional sales and marketing support offices. We have entered into an asset purchase agreement to acquire the North American satellite assets of Loral Space & Communications Corporation and certain of its affiliates. For information about the proposed Loral transaction, see “— Subsequent Event — Agreement to Purchase the North American Satellite Assets of Loral.”

Results of Operations for the Three and Nine Months Ended September 30, 2002 and September 30, 2003

      The following table sets forth the statements of operations data.

	Three Months
	Ended		Nine Months Ended
	September 30,		September 30,

	2002	2003	2002	2003

	(unaudited)		(unaudited)
	(in thousands)

Telecommunications revenue	$246,643	$237,193	$751,865	$720,613

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	27,304	33,185	84,004	102,656
Selling, general and administrative	18,480	35,317	90,277	93,073
Depreciation and amortization	89,152	101,115	266,365	300,314
Intelsat 10-01 contract termination cost	—	(3,000)	—	(3,000)
Restructuring costs	—	(837)	—	(837)

Total operating expenses	134,936	165,780	440,646	492,206

Income from operations	111,707	71,413	311,219	228,407
Interest expense, net	(16,415)	(22,320)	(34,751)	(66,368)
Other income (expense)	(568)	5,037	2,484	15,764

Income before income taxes	94,724	54,130	278,952	177,803
Provision for income taxes	12,314	5,759	36,264	22,744

Net income	$82,410	$48,371	$242,688	$155,059

      Our customers obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. These agreements offer different service commitment types, including lease and channel and carrier service commitments. The following table sets forth our revenue by service commitment type and the percentage of our total telecommunications revenue represented by each. The “Other” category below includes revenue from demand-based, occasional use and other service commitment types, as well as revenue that we record as a result of our consolidation of Galaxy Satellite Broadcasting Limited, which is referred to as Galaxy. Refer to Note 5 to our condensed consolidated financial statements appearing elsewhere in this quarterly report for a discussion of our investment in Galaxy.

      For all periods presented, revenue from GlobalConnexSM Solutions services, a portfolio of services that combine satellite capacity, teleport facilities, cable and other ground facilities, has been reclassified from lease services revenue to channel and carrier services revenue.

	Three Months Ended September 30,				Nine Months Ended September 30,

	2002		2003		2002		2003

	(in thousands, except percentages)

Lease	$158,974	64.5%	$147,920	62.4%	$485,039	64.5%	$453,888	63.0%
Channel and carrier	84,610	34.3%	82,192	34.7%	255,891	34.0%	249,922	34.7%
Other	3,059	1.2%	7,081	3.0%	10,935	1.5%	16,803	2.3%

Total	$246,643	100.0%	$237,193	100.0%	$751,865	100.0%	$720,613	100.0%

          Telecommunications Revenue

      Telecommunications revenue decreased $9.4 million, or 4%, to $237.2 million for the three months ended September 30, 2003 from $246.6 million for the three months ended September 30, 2002. During the three months ended September 30, 2003, revenue from lease services decreased by $11.1 million as compared to the same period in 2002. This decrease was primarily due to the expiration of lease service agreements since September 30, 2002 that were not renewed, lower prices due to price pressure in certain markets and a decrease in the volume of capacity sold as leases, reflecting the reduced capacity requirements of our customers due to the optimization of their networks. Also contributing to the overall decline was a decrease in revenue from channel and carrier services of $2.4 million. The $2.4 million decrease in revenue from channel and carrier services consisted of a $7.7 million increase in revenue from GlobalConnexSM Solutions services and a decline in revenue from other channel and carrier services of $10.2 million. This decrease in revenue from other channel and carrier services was primarily due to a decline in the volume of capacity sold as channel and carrier services, which reflects the continued migration of point-to-point satellite traffic to fiber optic cables across transoceanic routes, the reduced capacity requirements of our customers due to the general economic downturn and the optimization of their networks, and a reduction in the amount of capacity held in inventory by distributors for future sale. Because fiber connectivity on major point-to-point routes is generally more cost-effective than satellite connectivity, we expect this trend in our carrier business to continue. We expect that we will be able to mitigate this trend by taking certain actions. For example, we are targeting customers requiring capacity for thin-route and middle-mile applications and emerging carriers in deregulating markets. Partially offsetting the overall decline in revenue during the three-month period was an increase in revenue of $2.2 million as a result of our consolidation of Galaxy.

      From a geographic perspective, revenue from North America and the Caribbean increased during the three months ended September 30, 2003 as compared to the same period in 2002, primarily due to an increase in the demand for services from customers in that region, including demand from the customers whose contracts we acquired in connection with our November 2002 acquisition, as described above, of most of the assets of COMSAT World Systems. Revenue from the Europe region decreased during the three months ended September 30, 2003 as compared to the same period in 2002, due to a decline in the demand for services from customers in the Europe region. Revenue from Sub-Saharan Africa increased during the three months ended September 30, 2003 as compared to the same period in 2002, primarily due to increased demand.

      Telecommunications revenue decreased $31.3 million, or 4%, to $720.6 million for the nine months ended September 30, 2003 from $751.9 million for the nine months ended September 30, 2002. Lease services revenue decreased by $31.2 million during the nine months ended September 30, 2003 as compared to the same period in 2002. This decrease was primarily due to the same factors discussed above with respect to the decrease in lease services revenue for the three months ended September 30, 2003 as compared to the same period in 2002. Also contributing to the overall decline was a decrease in revenue from channel and carrier services of $6.0 million. This decrease in revenue from channel and carrier services reflects an increase in revenue from GlobalConnexSM Solutions services of $18.6 million and a decline in other channel and carrier services of $24.6 million. The decrease in revenue from other channel and carrier services was primarily due to a decline in the volume of capacity sold for the same reasons discussed above with respect to the decrease in other channel and carrier services revenue for the three months ended September 30, 2003 as compared to the same period in 2002. Partially offsetting the overall decline in revenue for the nine months ended September 30, 2003 was a $4.9 million increase in revenue as a result of our consolidation of Galaxy.

      On a geographic basis, for the nine months ended September 30, 2003 as compared to the same period in 2002, revenue from North America and the Caribbean and the Sub-Saharan Africa region increased, and revenue from the Europe region decreased, for the reasons discussed above. See Note 14 to our condensed consolidated financial statements for a breakdown of revenue by geographic region for these periods.

      We expect that the proposed Loral transaction, if completed, will positively impact our revenue for a number of reasons. First, the transaction will enable us to expand our customer base in the North America region, thereby enhancing the geographic diversity of our revenue base. We believe that our balanced geographic mix provides some protection from adverse regional economic conditions. Second, the transaction will enable us to increase the use of our system for broadcasting, cable television, private data networking and other point-to-multipoint applications. We believe that enhancing our service application mix to include more point-to-multipoint traffic will have a positive impact on our revenue, as this traffic is less susceptible to competition from fiber optic cable than point-to-point traffic and as certain point-to-multipoint applications are expected to increase demand for wholesale satellite capacity in the future. Third, the assets to be acquired will enable us to expand our coverage to include the continental United States. This expanded coverage will enhance our ability to provide customers with integrated connectivity services. However, we may not realize the positive impact on our revenue that we expect from the Loral transaction for a number of reasons. For example, Loral’s revenues generated by the assets to be acquired by us have declined in recent years, and we may not be able to slow or reverse that decline. In addition, we may experience competitive pressure resulting in lower prices that we are able to charge in the future for capacity on the satellites to be acquired. Moreover, expected demand for the applications for which these satellites are used may not grow as we anticipate or may decline. Finally, we may not be able to retain Loral’s customers following the closing of the proposed Loral transaction.

          Operating Expenses

      Direct costs of revenue (exclusive of depreciation and amortization) increased $5.9 million, or 22%, to $33.2 million for the three months ended September 30, 2003 from $27.3 million for the three months ended September 30, 2002. This increase was principally due to increases in other costs of services of $1.7 million, including costs relating to our lease of satellite capacity from other satellite services providers, staff costs of $1.4 million, office and operational costs of $1.3 million, and other expenses of $1.5 million. The increases in other costs of services and office and operational costs were associated primarily with our GlobalConnexSM Solutions services and other managed service initiatives. If the proposed Loral transaction is completed, we will require staff increases, incrementally increasing our direct costs of revenue, and will incur additional direct costs of revenue in order to operate the acquired satellites and manage customer transmissions on the acquired satellites.

      Direct costs of revenue (exclusive of depreciation and amortization) increased $18.7 million, or 22%, to $102.7 million for the nine months ended September 30, 2003 from $84.0 million for the nine months ended September 30, 2002. This increase was principally due to increases in office and operational costs of $7.1 million, other costs of services including costs relating to our lease of satellite capacity from other satellite services providers, of $3.9 million, in-orbit insurance expense of $3.1 million, staff costs of $2.0 million and other expenses of $2.6 million. The increases in office and operational costs and other costs of services are associated primarily with our GlobalConnexSM Solutions services and other managed service initiatives.

      Selling, general and administrative expenses increased $16.8 million, or 91%, to $35.3 million for the three months ended September 30, 2003 from $18.5 million for the three months ended September 30, 2002. The lower selling, general and administrative expenses for the three months ended September 30, 2002 were principally due to the recovery during the period of previously reserved accounts receivable of $12.8 million in connection with our share purchase agreement with Teleglobe, Inc. Contributing to the increase in selling, general and administrative expenses for the three months ended September 30, 2003 was an increase in the provision for uncollectible accounts of $3.8 million, an increase in staff costs of $3.3 million and an increase in other expenses of $0.5 million. These increases were offset by decreases in professional fees of $3.5 million. The higher professional fees in the three months ended September 30, 2002 were due to fees associated with, among other things, our share purchase agreement with Teleglobe Inc. If the proposed Loral transaction is completed, we expect that we will add sales staff and incur other sales and marketing costs as a result of the increased level of activity in the North American region. Also we expect to add staff in various administrative areas to meet the increased administrative requirements of the new business.

      Selling, general and administrative expenses increased $2.8 million, or 3%, to $93.1 million for the nine months ended September 30, 2003 from $90.3 million for the nine months ended September 30, 2002. This increase was due to increases in the provision for uncollectible accounts of $3.6 million and increases in staff costs of $3.2 million, as well as a $2.5 million charge related to the resolution of a contract dispute. Offsetting these increases in selling, general and administrative expenses were decreases in professional fees of $5.1 million and other expenses of $1.3 million. The higher professional fees in the nine months ended September 30, 2002 were due to fees associated with, among other things, our share purchase agreement with Teleglobe Inc.

      Depreciation and amortization expense increased $11.9 million, or 13%, to $101.1 million for the three months ended September 30, 2003 from $89.2 million for the three months ended September 30, 2002. This increase was primarily due to depreciation expense of $10.4 million recorded on Intelsat IX series satellites that were not in service during the third quarter of 2002, partially offset by a decrease of $1.5 million attributable to two Intelsat VI series satellites being fully depreciated during 2002. Also contributing to the increase during the third quarter of 2003 was a net increase in depreciation and amortization expense relating to ground segment and infrastructure costs, other satellites and intangible assets totaling $3.0 million.

      Depreciation and amortization increased $33.9 million, or 13%, to $300.3 million for the nine months ended September 30, 2003 from $266.4 million for the nine months ended September 30, 2002. This increase was primarily due to depreciation of $41.7 million recorded on Intelsat IX series satellites that were not in service during the comparable period in 2002, partially offset by a decrease of $16.4 million attributable to two Intelsat VI series satellites being fully depreciated during 2002. Also contributing to the increase during the nine-month period was a net increase in depreciation and amortization expense relating to ground segment and infrastructure costs, other satellites and intangible assets totaling $8.6 million.

      In November 2002, we terminated our order for the Intelsat 10-01 satellite, as described further in “— Termination of Our Order for the Intelsat 10-01 Satellite.” As a result of this termination, we recorded a charge to our consolidated statement of operations of approximately $34.4 million, representing the write-off of, among other things, launch vehicle costs. In connection with our decision to terminate our order for the 10-01 satellite, we agreed with one of our launch vehicle providers, Sea Launch Company LLC, referred to as Sea Launch, to treat most of the payments made for the launch vehicle as a credit for a future launch. Our agreement provided that this credit would decrease over time until we or another entity placed an order for a future launch with Sea Launch. Based on our estimate of when we might place such an order, we recorded a deposit of the minimum possible credit under our agreement with Sea Launch, net of certain expenses, of approximately $23.2 million. At the same time, we recorded a charge to our consolidated statement of operations equal to the amount of the difference between the minimum and maximum possible credits under our agreement. During the three months ended September 30, 2003, we were notified by Sea Launch that another entity had placed a launch order and therefore that the credit to which we are entitled under our agreement with Sea Launch would not be subject to further reduction. Because our credit with Sea Launch has been fixed at an amount greater than the expected credit based on which we recorded our $23.2 million deposit, we were able for the three and nine months ended September 30, 2003 to reverse $3.0 million of the $34.4 million charge recorded for the year ended December 31, 2002.

      In December 2002, we incurred restructuring expenses of $5.5 million for severance and related benefit costs. Due to a change in estimate of our restructuring expenses, during the three months ended September 30, 2003 we reversed $0.8 million of the $5.5 million accrued in 2002. All costs were substantially paid by the end of the second quarter of 2003.

          Interest Expense, Net and Other Income

      Interest expense consists of the gross interest costs we incur less the amount of interest we capitalize related to capital assets under construction. Interest expense increased $5.9 million, or 36%, to $22.3 million for the three months ended September 30, 2003 from $16.4 million for the three months ended September 30, 2002. This increase was primarily due to an $8.4 million decrease in interest capitalized during the third quarter of 2003 as compared to the amount capitalized during the same period in 2002. The decrease in interest capitalized was attributable to lower construction-in-progress balances in the third quarter of 2003 as compared to those balances in 2002, which was principally due to the placement into service during 2002 and 2003 of two Intelsat IX series satellites that were under construction during the third quarter of 2002. Partially offsetting the increase in interest expense was a decrease in gross interest of $2.5 million, which resulted primarily from the repayment of our $200.0 million principal amount of Eurobond 7 3/8% Notes during August 2002.

      Interest expense increased $31.6 million, or 91%, to $66.4 million for the nine months ended September 30, 2003 from $34.8 million for the nine months ended September 30, 2002. This increase was principally due to a $30.5 million decrease in interest capitalized during the nine months ended September 30, 2003 as compared to the amount capitalized during the same period in 2002. The decrease in interest capitalized was attributable to lower construction-in-progress balances in the first nine months of 2003 as compared to those balances in the same period in 2002, principally due to the placement into service during 2002 and 2003 of five Intelsat IX series satellites that were under construction during the nine months ended September 30, 2002.

      We anticipate that interest expense will increase as a result of the proposed Loral transaction, as we will incur additional indebtedness in order to purchase the assets. The increase in interest expense will vary depending on changes in interest rates applicable to the additional indebtedness.

      Other income (expense) increased $5.6 million to $5.0 million of other income for the three months ended September 30, 2003 from $0.6 million of other expense for the three months ended September 30, 2002. The increase was principally due to income of $4.9 million recorded in the third quarter of 2003 in connection with a decrease in an obligation payable by us under our share purchase agreement with Teleglobe Inc. Also contributing to the increase during the period was a net increase in other income of $0.7 million.

      Other income increased $13.3 million, or 532%, to $15.8 million for the nine months ended September 30, 2003 from $2.5 million for the nine months ended September 30, 2002. The increase was principally due to other income of $15.3 million recorded during the nine months ended September 30, 2003 in connection with a reduction in an obligation payable by us under our share purchase agreement with Teleglobe Inc. and to a net decrease in other income of $2.0 million.

          Income Taxes

      Our provision for income taxes totaled $5.8 million for the three months ended September 30, 2003 and $12.3 million for the three months ended September 30, 2002. Our provision for income taxes totaled $22.7 million for the nine months ended September 30, 2003 and $36.3 million for the nine months ended September 30, 2002. The effective tax rate was 14% for the nine months ended September 30, 2003 and 13% for the nine months ended September 30, 2002. The increase in our effective tax rate for 2003 was due to adjustments in tax rates associated with our experience in the various jurisdictions in which we operate.

      Because Bermuda does not currently impose an income tax, our statutory tax rate was zero. The difference between tax expense reported in our statements of operations and tax computed at statutory rates was attributable to the provision for foreign taxes, which were principally U.S. and U.K. taxes.

          Net Income

      Net income decreased by $34.0 million, or 41%, to $48.4 million for the three months ended September 30, 2003 from $82.4 million for the three months ended September 30, 2002. The decrease for the three months ended September 30, 2003 was principally due to higher total operating expenses, higher interest expense and lower revenue as compared to the same period in 2002, as discussed above. Net income decreased by $87.6 million, or 36%, to $155.1 million for the nine months ended September 30, 2003 from $242.7 million for the nine months ended September 30, 2002. The decrease during the nine months ended September 30, 2003 was primarily due to lower revenue, higher total operating expenses and higher interest expense as compared to the same period in 2002, as discussed above.

      We expect that our net income may decrease in the future if the proposed Loral transaction is completed.

          EBITDA, As Adjusted

      EBITDA, as adjusted, consists of earnings before interest, other income, taxes and depreciation and amortization. We adjust EBITDA, or earnings before interest, taxes and depreciation and amortization, to exclude other income (expense) in order to segregate our operating results from non-operating income (expense), such as the non-operating income (expense) recorded in 2002 and 2003 related to an obligation payable by us to Teleglobe Inc. EBITDA is a measure commonly used in the fixed satellite services sector, and we present EBITDA, as adjusted, to enhance your understanding of our operating performance. We use EBITDA, as adjusted, as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA, as adjusted, is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA, as adjusted, is not a measurement of financial performance under U.S. generally accepted accounting principles and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA, as adjusted, as an alternative to operating or net income, determined in accordance with generally accepted accounting principles, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with generally accepted accounting principles, as an indicator of cash flows, or as a measure of liquidity.

      EBITDA, as adjusted, decreased by $28.4 million, or 14%, to $172.5 million for the three months ended September 30, 2003, from $200.9 million for the three months ended September 30, 2002. The decrease was due to higher total operating expenses, excluding depreciation and amortization, and lower revenue during the third quarter in 2003, as compared to the same period in 2002, as discussed above.

      EBITDA, as adjusted, decreased by $48.9 million, or 8%, to $528.7 million for the nine months ended September 30, 2003, from $577.6 million for the same period in 2002. The decrease was primarily due to lower revenue and higher total operating expenses, excluding depreciation and amortization, during the nine months ended September 30, 2003 as compared to the same period in 2002, as discussed above.

      A reconciliation of net income to EBITDA, as adjusted, is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2002	2003	2002	2003

	(in thousands)
Net income	$82,410	$48,371	$242,688	$155,059
Add:
Interest expense, net	16,415	22,320	34,751	66,368
Provision for income taxes	12,314	5,759	36,264	22,744
Depreciation and amortization	89,152	101,115	266,365	300,314
Subtract:
Other income (expense)	(568)	5,037	2,484	15,764

EBITDA, as adjusted	$200,859	$172,528	$577,584	$528,721

Liquidity and Capital Resources

      Our most significant liquidity requirement arises in connection with our proposed acquisition of certain satellites and other related assets from Loral, as described under “— Subsequent Event — Agreement to Purchase the North American Satellite Assets of Loral.” Other than in connection with the proposed Loral transaction, our most significant liquidity requirements generally arise from the funding of capital expenditures related to our satellite fleet and related ground infrastructure and the payment of operating expenses. Other liquidity requirements arise in connection with expanding our business, meeting our working capital requirements and servicing our debt obligations.

          Cash Flow Items

      Net cash provided by operating activities decreased $75.8 million, or 15%, to $432.5 million for the nine months ended September 30, 2003 from $508.3 million for the nine months ended September 30, 2002. For the nine months ended September 30, 2003, net cash provided by operating activities was principally comprised of $155.1 million in net income and $300.3 million in depreciation and amortization, partially offset by non-cash other income of $15.3 million recorded in connection with a decrease in the amount due to Teleglobe Inc. and a $40.0 million contribution to our defined benefit retirement plan. For the nine months ended September 30, 2002, net cash provided by operating activities was principally comprised of $242.7 million in net income and $266.4 million in depreciation and amortization.

      During the nine months ended September 30, 2003, we recorded a foreign currency exchange loss of $0.5 million. The loss in this period was primarily attributable to the conversion of our Brazilian real cash balances held in Brazil and other working capital account balances to U.S. dollars at the exchange rate in effect on the last day of the period or, with respect to exchange transactions effected during the period, at the time the exchange transactions occurred. Because of continuing business in Brazil under customer contracts denominated in Brazilian reais, our exposure to foreign exchange fluctuations is ongoing. For the nine months ended September 30, 2003, our Brazilian customers represented approximately 2% of our telecommunications revenue.

      Net cash used in investing activities decreased $293.7 million, or 61%, to $188.2 million for the nine months ended September 30, 2003 from $481.9 million for the nine months ended September 30, 2002. Our investing activities during the nine months ended September 30, 2003 consisted of $60.1 million of capital expenditures for satellites and associated launch services, $74.1 million of capital expenditures for infrastructure projects and other ground network costs, $14.0 million of capitalized interest and a $58.0 million investment in WildBlue, offset by $17.9 million of cash acquired as a result of the consolidation of our indirect investment in Galaxy. Our investing activities during the nine months ended September 30, 2002 consisted of $376.6 million of capital expenditures for satellites and associated launch services, $55.5 million of capital expenditures for infrastructure projects and other ground network costs, $44.5 million of capitalized interest and $5.3 million, representing the full purchase price, for a deposit on an asset acquisition.

      Net cash used in financing activities increased $105.5 million to $114.2 million for the nine months ended September 30, 2003 from $8.7 million for the nine months ended September 30, 2002. Our financing activities for the nine months ended September 30, 2003 consisted primarily of repayments of commercial paper borrowings of $44.0 million and principal payments on deferred satellite performance incentives of $63.7 million. These payments on deferred satellite performance incentives of $63.7 million consisted primarily of a $60.0 million cash payment due under an agreement to extinguish a portion of our deferred satellite performance incentive liability, as discussed below. Our financing activities for the nine months ended September 30, 2002 consisted principally of $595.8 million in proceeds from the issuance of our 7 5/8% Senior Notes due 2012, offset by repayment of commercial paper borrowings of $310.1 million, repayment of our $200.0 million Eurobond 7 3/8% notes due 2002 and payment of $65.0 million for the purchase of our ordinary shares from Teleglobe Inc. and principal payments on deferred satellite performance incentives of $14.7 million.

          Long-Term Debt and Other Liabilities

      At September 30, 2003, we had long-term debt, including the current portion of such debt, of $1,273.1 million. Our policy is to classify obligations as long term if we have both the ability and the intent to maintain these obligations for longer than one year. Our $200.0 million principal amount of Dragon bond 6 5/8% Notes due in March 2004 are classified as long term because of our ability and intent to refinance these notes either as part of the financing associated with the proposed Loral transaction or through borrowings under our existing three-year unsecured revolving credit facility. The proposed Loral transaction is described under “— Subsequent Event — Agreement to Purchase the North American Satellite Assets of Loral,” and our existing credit facility is described under “— Capital Resources” below. Our long-term debt at September 30, 2003 consisted of $600.0 million of U.S. dollar denominated bonds issued in the European and Asian capital markets, $600.0 million of U.S. dollar denominated 7 5/8% Senior Notes due 2012 offset by an unamortized discount of $3.8 million, a $42.0 million capital lease obligation, a $20.0 million note payable to Lockheed Martin Corporation and a $14.9 million note payable to TVB Holdings, which holds an indirect minority interest in Galaxy. The note payable to TVB Holdings is a note payable by Galaxy that is included in our consolidated balance sheet because Galaxy is a consolidated affiliate. We incurred gross interest costs of $26.2 million for the three months ended September 30, 2003 and $28.7 million for the three months ended September 30, 2002. We incurred gross interest costs of $80.4 million for the nine months ended September 30, 2003 and $79.3 million for the nine months ended September 30, 2002.

      Of our notes outstanding, $400.0 million matures in 2004, $200.0 million matures in 2005, $20.0 million matures in $5.0 million annual installments between 2007 and 2010, $14.9 million matures in two payments of $6.6 million in 2007 and $8.3 million in 2008, and the remaining $600.0 million matures in 2012. Our capital lease obligations mature in 2009.

      At December 31, 2002, we had long-term debt, including the current portion of such debt and commercial paper borrowings, of $1,308.5 million. This debt consisted of $600.0 million of U.S. dollar denominated bonds issued in the European and Asian capital markets, $600.0 million of U.S. dollar denominated 7 5/8% Senior Notes due 2012 offset by an unamortized discount of $4.0 million, a $48.5 million capital lease obligation, $44.0 million in commercial paper borrowings and a $20.0 million note payable to Lockheed Martin Corporation. We incurred gross interest costs of $107.5 million for the year ended December 31, 2002.

      Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. These satellite performance incentive payments typically represent between 2% and 6% of the total cost of a satellite. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. This asset is amortized over the useful lives of the satellites and the liability is reduced as the payments are made. Our total satellite performance incentive payment liability was $54.5 million as of September 30, 2003 and $144.6 million as of December 31, 2002.

      On June 26, 2003, our Intelsat LLC subsidiary entered into amendments to its satellite construction agreements with Space Systems/Loral, Inc., referred to as SS/L, pursuant to which we extinguished a portion of our liability to SS/L to make satellite performance incentive payments for the Intelsat VII/VIIA and IX series satellites manufactured by SS/L in exchange for a total cash payment of $60.0 million. In connection with this transaction, we recorded a $95.0 million reduction in our total satellite performance incentive payment liability. This transaction with SS/L is discussed further in Note 3 to our unaudited condensed consolidated financial statements.

          Receivables

      Our receivables, net totaled $218.9 million at September 30, 2003 and $265.8 million at December 31, 2002. Of these amounts, our gross trade receivables were $234.1 million at September 30, 2003 and $227.4 million at December 31, 2002. The remaining balance in both periods represented the allowance for doubtful accounts and other receivables. Other receivables as of December 31, 2002 included $47.8 million due from EADS Astrium as a result of our decision to terminate our order for the Intelsat 10-01 satellite as described above. This amount was collected during the nine months ended September 30, 2003.

          Capital Expenditures

      Our expected capital expenditures are based on our agreement to acquire certain satellites and related assets from Loral, other existing capital commitments to date and our current business plans. The proposed Loral transaction is described under “— Subsequent Event — Agreement to Purchase the North American Satellite Assets of Loral.” For 2003, we expect our capital expenditures to be less than $300 million, excluding any expenditures relating to the proposed Loral transaction that we may incur in 2003. Of this amount, we expect that the most significant cash outlay in 2003 will be for the funding of our 10-02 satellite.

      In 2004 and future years, our actual capital expenditures may differ from our expected capital expenditures if, among other things, the transactions contemplated by our asset purchase agreement with Loral are not completed. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures. In addition, levels of capital spending from one year to the next are influenced both by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which we determine to procure new satellites and have satellites under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the operational life of the satellite to be replaced. As a result of these factors, we frequently experience significant variances in our capital expenditure outlays from year to year.

      We expect that our capital expenditures will increase as a result of the proposed Loral transaction. One of the satellites to be acquired, Telstar 8, is currently under construction. After the closing of the Loral transaction, we expect to incur up to approximately $130 million of capital expenditures in connection with launch services and launch insurance for the Telstar 8 satellite. These capital expenditures may increase if there is a delay in the expected schedule for the launch of Telstar 8. We will also incur capital expenditures in connection with the Loral transaction for the terrestrial infrastructure and software required to support the transition and on-going operation of the satellites to be acquired and for associated business functions, including billing. These expenditures may be higher than we currently anticipate if integration of the satellites to be acquired is more difficult or time-consuming than we currently expect. Pursuant to the asset purchase agreement relating to the Loral transaction, we have agreed, upon the closing of the proposed transaction, to enter into a procurement agreement with SS/L for a new satellite to be launched into one of our existing orbital locations. This satellite is expected to replace a satellite in our fleet that is nearing the end of its orbital maneuver life. We have agreed to make a deposit of $100.0 million upon the closing of the Loral transaction as prepayment for a portion of the purchase price of this satellite, provided that SS/L’s obligations under the procurement agreement have been secured. For more information about the asset purchase agreement and the transactions that it contemplates, see “— Subsequent Event — Agreement to Purchase the North American Satellite Assets of Loral.”

Capital Resources

      For 2003, excluding any expenditures relating to the proposed Loral transaction that we may incur in 2003, we expect that our working capital, capital expenditures, planned strategic initiatives and debt service will be satisfied by cash generated from our operations and, if necessary, by the issuance of commercial paper. However, any credit rating downgrade that we experience could limit our ability to issue commercial paper, although in that event we believe our existing credit facility, as described below, would provide us with sufficient liquidity. We expect to incur additional indebtedness in connection with the proposed Loral transaction.

      To support our commercial paper program and to provide funding for general corporate purposes, we entered into two agreements on March 21, 2002 with a group of financial institutions for a $500.0 million unsecured 364-day revolving credit facility, which expired in March 2003, and a $500.0 million 3-year unsecured revolving credit facility, which expires in March 2005. In connection with the proposed Loral transaction, we expect to replace the 3-year revolving credit facility with a new revolving credit facility. At our option, borrowings under the 3-year revolving credit facility would bear, and borrowings under the 364-day revolving credit facility would have borne, interest either at the banks’ base rate or at the Eurodollar rate plus an applicable margin. The 3-year revolving credit facility contains, and the 364-day facility contained, certain financial and operating covenants, including a covenant requiring us to maintain a ratio of EBITDA, as defined in the facility, to gross interest expense of at least 4 to 1 as of the last day of any fiscal quarter for the four fiscal quarters ending on that day. The 3-year revolving credit facility contains an additional covenant requiring that at no time shall the ratio of our debt to EBITDA, as defined in the facility, for the then most recently concluded four consecutive fiscal quarters exceed 2.5 to 1. Both the facility fee and the margin over the Eurodollar rate at which we can borrow under the 3-year facility, and at which we could borrow under the 364-day facility, increase incrementally if there is a downgrade in our credit rating by Standard & Poor’s or Moody’s Investors Service, Inc. At September 30, 2003, we were in compliance with these covenants and there were no borrowings outstanding under the 3-year revolving credit facility. At September 30, 2003, there were no commercial paper borrowings outstanding.

      We have entered into a commitment letter with a group of banks pursuant to which those banks have agreed to provide financing for the proposed Loral transaction, for the repayment of our near-term debt obligations as they become due and for working capital requirements. However, the banks' agreement to make funds available to us is subject to the satisfaction of certain conditions, including the execution of definitive documentation. In addition, in connection with obtaining such financing, we may need to obtain waivers from the lenders under our existing 3-year revolving credit facility with respect to covenants contained in the agreement for that facility. The lenders in our existing facility have already granted us a waiver for certain other indebtedness expected to be incurred in connection with the proposed Loral transaction. Assuming that the specified conditions to the banks’ agreement are satisfied, we expect to enter into a new credit facility with these banks. We expect that the new credit facility would include a revolving facility that would replace our existing 3-year revolving credit facility. We also expect that our ability to borrow funds under this new credit facility would be subject to the satisfaction of specified conditions, including the completion of the proposed Loral transaction. We expect that the new credit facility would contain financial and operating covenants that would require us to maintain financial coverage ratios, would limit our ability to pledge our assets as security for additional borrowings and could otherwise limit our operating flexibility.

      If the proposed Loral transaction is not completed, we may be required to seek financing for any strategic transactions or other projects requiring significant capital expenditures that we pursue. In addition, we may be required to seek external financing if our capital requirements are greater than we currently anticipate as a result of unplanned strategic transactions or other unanticipated expenses. A number of factors would influence our ability to obtain any such financing, including our credit rating and financial performance and general market conditions. Both our credit rating and our ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the fixed satellite services sector in particular. Our backlog and the business conditions faced by our customers are among the factors considered when evaluating our credit. Other factors that could impact our credit rating include the amount of debt in our capital structure, activities associated with our strategic initiatives, our expected future cash flows and the capital expenditures required to execute our business strategy. A credit rating downgrade or deterioration in our financial performance could limit our ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.

Currency and Exchange Rates

      Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material currency exchange risk. However, our service contracts with our Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of the Brazilian real as compared to the U.S. dollar in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under our service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby mitigating our risk. For the nine months ended September 30, 2003, our Brazilian customers represented approximately 2% of our telecommunications revenue.

      Our future cash and in-kind contribution commitments to Galaxy are denominated in Hong Kong dollars. As a result, we are subject to exposure with regard to changes in the value of the Hong Kong dollar as compared to the U.S. dollar. To date, the cumulative foreign currency translation adjustment has been insignificant.

      Transactions in other currencies are converted into U.S. dollars using rates in effect on the dates of the transactions.

Disclosures about Market Risk

      We have existing obligations related to our long-term debt agreements. These financial instruments are discussed further in Note 10 to our unaudited condensed consolidated financial statements. We do not have significant cash flow exposure to changing interest rates on our long-term debt because the interest rates of those securities are fixed. However, the estimated fair value of the fixed-rate debt is subject to market risk. As of December 31, 2002, we had approximately $1.3 billion in fixed-rate debt and $44.0 million in commercial paper borrowings outstanding. To the extent that we fund working capital needs or our capital expenditures using commercial paper, we will be subject to interest rate and related cash flow risk. We are not currently engaged in the use of off-balance sheet derivative financial instruments to hedge or partially hedge interest rate exposure arising from changes in interest rates. To the extent that we make significant borrowings under our existing or any future credit facility, we will evaluate the appropriateness of using various hedging instruments.

      Presented below is an analysis of our financial instruments as of December 31, 2002 that are sensitive to changes in interest rates. The tables demonstrate the change in market value of the instruments calculated for an instantaneous parallel shift in interest rates, plus or minus 50 basis points, or BPS, 100 BPS and 150 BPS. With respect to our fixed-rate debt, the sensitivity table below illustrates “market values,” or the price at which the debt would trade should interest rates fall or rise in the range indicated, assuming similar terms and similar assessment of risk by our lenders. Market values are determined using market rates on comparable instruments as of December 31, 2002.

	Interest Rate Risk (in millions) as of December 31, 2002

	Valuation of Securities			No Change	Valuation of Securities
	Given an Interest Rate Decrease			in Interest	Given an Interest Rate Increase
	of X Basis Points			Rates	of X Basis Points

	(150 BPS)	(100 BPS)	(50 BPS)	Fair Value	(50 BPS)	(100 BPS)	(150 BPS)

$600 million principal 7.625% senior notes due 04/15/12	$642.5	$621.6	$601.6	$582.5	$564.1	$546.5	$529.7
$200 million principal Eurobond 8.125% notes due 02/28/05	$212.4	$210.4	$208.3	$205.8	$204.3	$202.3	$200.4
$200 million principal Eurobond 8.375% notes due 10/14/04	$212.3	$210.5	$208.8	$206.7	$205.4	$203.8	$202.1
$200 million principal Dragon bond 6.625% notes due 03/22/04	$205.5	$204.3	$203.1	$201.7	$200.8	$199.6	$198.5

Interest Rate Risk (in millions) as of December 31, 2002

	Annual Interest Expense				Annual Interest Expense
	Given an Interest Rate Decrease				Given an Interest Rate Increase
	of X Basis Points			No Change	of X Basis Points
in Interest
	(150 BPS)	(100 BPS)	(50 BPS)	Rates	(50 BPS)	(100 BPS)	(150 BPS)

Commercial paper	$0.1	$0.4	$0.6	$0.8	$1.0	$1.2	$1.5

      This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of market interest rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Critical Accounting Policies

      Our significant accounting policies are described fully in Note 2 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2002. We consider a number of accounting policies to be critical to the understanding of our results of operations. These accounting policies relate to revenue recognition, our satellites and other property and equipment, business combinations, goodwill, impairment of long-lived and amortizable intangible assets, income taxes, deferred satellite performance incentives and retirement plans and other postretirement benefits. For the nine months ended September 30, 2003, we also consider our accounting policies for investments in affiliated companies to be critical to the understanding of our results of operations. The impact of any risks related to these policies on our business operations is discussed in this “Operating and Financial Review and Prospects” section where these policies affect our reported and expected financial results. Our preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          Investments in Affiliated Companies

      We apply the equity method to account for investments in entities that are not variable interest entities under Financial Accounting Standards Board Interpretation No. 46 and in which we have an ownership interest of between 20% and 50% and exercise significant influence over operating and financial policies. Financial Accounting Standards Board Interpretation No. 46 is described under “— New Accounting Pronouncements” below. Under the equity method, we record our share of an affiliate’s net income or loss in our consolidated financial statements.

      We consolidate the financial statements of our affiliates in which we have an ownership stake of greater than 50% and exercise control over operating and financial policies, or which are variable interest entities in which we are the primary beneficiary. We record the minority shareholders’ interest in the net assets of a consolidated affiliate as a minority interest in our consolidated financial statements. We recognize the minority interest’s share of losses in our consolidated financial statements if the minority shareholders have made a commitment to fund the affiliate’s operations.

      In accordance with Statement of Financial Accounting Standards, referred to as SFAS, No. 142, Goodwill and Other Intangible Assets, any goodwill arising from the excess of the cost of our investment over the fair value of net assets acquired at the acquisition date is not amortized. Any decline in value in the investment that is deemed to be other than a temporary decline would result in the recognition of a loss during the period in which the decline in value occurs.

Related Party Transactions

          Our Shareholder Relationships

      Prior to privatization, the IGO’s owners made capital contributions to and received capital repayments from the IGO in proportion to their ownership in the IGO. The IGO’s owners were also its principal customers, and they received ownership interests in the IGO based on their percentage use of the IGO’s satellite system. As we are the successor entity to the IGO, a significant percentage of our customers are also shareholders in our company. COMSAT Corporation, a subsidiary of Lockheed Martin Corporation, is our largest shareholder. Our shareholders, formerly the IGO’s owners, accounted for approximately 89% of revenue in 2001 and 78% of revenue in 2002. With our November 2002 acquisition of substantially all of the contracts for the sale of our capacity of COMSAT Corporation’s World Systems business unit, we expect our shareholders to account for a smaller percentage of our revenue in 2003 than they accounted for in 2002.

          TTC&M Contracts

      Some of our customers also provide TTC&M Services for our ground network or provide us with host station facilities and services. We believe that these transactions are on arm’s-length terms and are not significant to our results of operations.

          Galaxy Note Payable to TVB Holdings

      As described in Note 10 to our condensed consolidated financial statements appearing elsewhere in this quarterly report, Galaxy, our consolidated affiliate, has a note payable to TVB Holdings for $14.9 million.

New Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board, referred to as FASB, issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement requires an entity to recognize the fair value of an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement is incurred, the liability should be recognized when a reasonable estimate of fair value can be made. This new standard became effective during the first quarter of 2003. The adoption of SFAS No. 143 did not have a material impact on our results of operations or financial position.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 clarifies guidance related to the reporting of gains and losses from extinguishment of debt and resolves inconsistencies related to the required accounting treatment of certain lease modifications. The provisions of this statement relating to the extinguishment of debt are effective for financial statements issued for fiscal years beginning after May 15, 2002. The provisions of this statement relating to lease modifications are effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on our results of operations or financial position.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 nullifies previous guidance on this issue and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured at its fair value in the period in which the liability is incurred. The provisions of this statement relating to exit or disposal activities are effective for activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our results of operations or financial position.

      In November 2002, the FASB issued Interpretation No. 45, referred to as FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on our results of operations or financial position.

      In November 2002, the Emerging Issues Task Force, referred to as EITF, reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have an impact on our results of operations or financial position as of September 30, 2003. However, it could impact future revenue arrangements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure requirements became effective during the first quarter of 2003. The adoption of SFAS No. 148 did not have a material impact on our results of operations or financial position.

      In January 2003, the FASB issued Interpretation No. 46, referred to as FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of each such entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Subject to certain conditions being met, the provisions of FIN 46 need not be applied until the end of the first interim or annual period ending after December 15, 2003. We are evaluating the impact that the adoption of FIN 46 will have on our results of operations and financial position in future periods.

      In April 2003, the FASB issued SFAS No. 149, Amendment to Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The adoption on April 1, 2003 of the components of SFAS No. 149 addressing SFAS No. 133 implementation issues that have been effective for fiscal quarters beginning prior to June 15, 2003 did not have a material impact on our results of operations or financial position. The adoption of the remaining components of SFAS No. 149 did not have a material impact on our results of operations or financial position.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how certain free-standing financial instruments with characteristics of both liabilities and equity are classified and measured. Financial instruments within the scope of SFAS No. 150 are required to be recorded as liabilities, or assets in certain circumstances, that may require reclassification of amounts previously reported in equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The cumulative effect of a change in accounting principle should be reported for financial instruments created before the issuance of this statement and still existing at the beginning of the period of adoption. The adoption of SFAS No. 150 did not have an impact on our results of operations or financial position.

Termination of Our Order for the Intelsat 10-01 Satellite

      In November 2002, we exercised our right to terminate the portion of our satellite construction contract with EADS Astrium relating to the Intelsat 10-01 satellite, due to EADS Astrium’s significant postponement in the delivery date of the satellite. As a result of this termination, we recorded a charge to our consolidated statement of operations of $34.4 million, representing the write-off of capitalized satellite program costs, including satellite construction costs, launch vehicle costs, program office costs, capitalized interest and ground network costs. Pursuant to our contract with EADS Astrium, we are entitled to receive repayment of most of the amounts that we have paid to EADS Astrium under the contract. We received this payment, amounting to $47.9 million, in February 2003. We have not terminated the portion of our contract with EADS Astrium relating to the 10-02 satellite currently on order.

      In connection with the decision to terminate our order for the 10-01 satellite, we have agreed with one of our launch vehicle providers to treat most of the payments made for the launch vehicle that could have been used for the launch of the 10-01 satellite as a credit for a future launch. Accordingly, we had recorded a net deposit of $23.2 million, which is included in other assets as of December 31, 2002, and recorded an additional $3.0 million as of September 30, 2003. Under the terms of this agreement, the price of the launch vehicle remains fixed. However, if we do not place an order for a future launch by July 31, 2005, the launch vehicle provider has the right to terminate the agreement, in which case we will incur a termination liability of up to $19.1 million.

ORBIT Act

      The Open-market Reorganization for the Betterment of International Telecommunications Act, known as the ORBIT Act, sets forth privatization criteria that the Federal Communications Commission, referred to as the FCC, must evaluate in considering our license and renewal applications and in connection with customer requests for authorization to use our satellite capacity to provide “non-core services” to, from or within the United States. “Non-core services” are defined in the ORBIT Act as any services other than public-switched voice telephony and occasional use television. One of the statutory criteria requires us to make an initial public offering of our equity securities that will “substantially dilute” the ownership interest in our company held by the IGO’s former Signatories, which were its primary owners. The ORBIT Act, as amended, sets a deadline for us to conduct an initial public offering of equity securities of December 31, 2003, which may be extended to June 30, 2004 by the FCC. We have submitted to the FCC a request for an extension of the deadline to June 30, 2004 that is pending before the FCC. EchoStar Satellite Corporation filed comments seeking denial of our request, and we filed a response. If we fail to comply with the ORBIT Act, including the requirement that we conduct an initial public equity offering that “substantially dilutes” the ownership interest in our company of the IGO’s former Signatories, the FCC could limit the types of services we are permitted to provide to U.S. customers or could withhold final authorization for our satellites, as more fully described in Item 3.D — “Risk Factors” of our annual report on Form 20-F for the fiscal year ended December 31, 2002.

Subsequent Event

          Agreement to Purchase the North American Satellite Assets of Loral

      On July 15, 2003, Intelsat, Ltd. and Intelsat Bermuda entered into an asset purchase agreement with Loral Space & Communications Corporation and certain of its affiliates, referred to together as the Sellers, to acquire specified satellites and related assets. Under the terms of the asset purchase agreement, as amended, the base purchase price of the assets to be acquired is $1.025 billion, subject to specified pre-and post-closing adjustments. The assets to be acquired include four in-orbit satellites, one satellite under construction, the rights to orbital locations and various assets relating to the satellites and the business that the Sellers conduct on the satellites, including customer contracts. Under the terms of the asset purchase agreement, we had also agreed to acquire the Telstar 4 satellite, which was declared a total loss in September 2003. In October 2003, we and the Sellers amended the asset purchase agreement to provide that we will not acquire ownership of Telstar 4. The Sellers have announced that Telstar 4 was insured for $141.0 million, and we understand that the Sellers have filed an insurance claim for that amount. Under the asset purchase agreement, the purchase price for the assets to be acquired from the Sellers would be reduced by the amount of any insurance proceeds, net of specified warranty payments to customers, that they receive prior to the completion of the proposed Loral transaction, and we would be entitled to any insurance proceeds received after completion of the transaction. We will assume specified liabilities of the Sellers relating to the assets to be acquired. We have also agreed, upon the closing of the proposed transaction, to enter into a procurement agreement with SS/L for a new satellite to be launched into one of our existing orbital locations. We have agreed to make a deposit of $100.0 million as prepayment for a portion of the purchase price of the new satellite, provided that SS/L’s obligations under the procurement agreement have been secured by SS/L’s and its affiliates’ interest in a satellite and related collateral that are not included in the assets proposed to be acquired from the Sellers.

      The Sellers have filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and, prior to the Sellers’ emergence from bankruptcy protection, their assets may only be sold in accordance with the U.S. Bankruptcy Code. The sale of the assets subject to the asset purchase agreement to us was approved by the bankruptcy court on October 24, 2003. Appeals of the bankruptcy court’s decision approving the sale may be filed until the date 10 days following the date the sale order relating to the bankruptcy court’s decision is entered.

      We intend to incur additional indebtedness in order to finance the proposed Loral transaction. We have entered into a commitment letter with a group of banks pursuant to which those banks have agreed to provide financing for the proposed Loral transaction, for the repayment of our near-term debt obligations as they become due and for working capital requirements. However, the banks’ agreement to make funds available to us is subject to the satisfaction of specified conditions.

EXHIBITS

Exhibit to this quarterly report:

Exhibit
Number	Exhibit

1	Amendment No. 1, dated as of July 15, 2003, to the Asset Purchase Agreement, dated as of July 15, 2003, by and among Intelsat, Ltd. (“Intelsat”), Intelsat (Bermuda), Ltd. (“Intelsat Bermuda”), and Loral Space & Communications Corporation (“Loral Space”), Loral SpaceCom Corporation (“Loral SpaceCom”) and Loral Satellite, Inc. (together with Loral Space and Loral SpaceCom, the “Sellers”).*
2	Amendment No. 2, dated as of August 18, 2003, to the Asset Purchase Agreement, dated as of July 15, 2003, as amended, by and among Intelsat, Intelsat Bermuda and the Sellers.*
3	Amendment No. 3, dated as of October 21, 2003, to the Asset Purchase Agreement, dated as of July 15, 2003, as amended, by and among Intelsat, Intelsat Bermuda and the Sellers.*

*	Furnished herewith.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD.

By: /s/ JOSEPH CORBETT

Joseph Corbett
Executive Vice President
and Chief Financial Officer

Date: October 28, 2003